BAKER & MCKENZIE

貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06012676

RECEIVED
2006 APR 19 A 10:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our ref: 32073984-130435
By Hand

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

April 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Division of Corporation Finance
- International Mail stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 14, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Lydia

Michelle Li / Joyce Yip

Encl.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

dlw 4/19

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of March 31, 2006:

1. Notice of Annual General Meeting, released on April 10, 2006, in English and in Chinese; and
2. Overseas Regulatory Announcement on Power Generation in the First Quarter of 2006, released on April 12, 2006, in English and in Chinese.

华電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company") has resolved that the 2005 Annual General Meeting ("AGM") of the Company will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Friday, 26 May 2006 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Board of Directors of the Company for the year 2005.
2. To consider and approve the report of the Supervisory Committee of the Company for the year 2005.
3. To consider and approve the audited financial statements of the Company for the year 2005.
4. To consider and approve the profit distribution proposal of the Company for the year 2005 (Note 1).
5. To consider and approve the re-appointments of KPMG and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31 December 2006, and to authorize the Board of Directors of the Company to determine their remuneration.
6. To consider and approve the report of the Independent Non-executive Directors of the Company for the year 2005 (Note 2).

By order of the Board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Company Secretary

As at the date hereof, the Board of Directors of the Company comprises He Gong (Chairman), Chen Feihu (Vice Chairman), Zhu Chongli (Vice Chairman), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
10 April 2006

Notes:

1. Profit Distribution Proposal of the Company for the Year 2005

As audited by KPMG and KPMG Huazhen, net profit attributable to shareholders of the Company for the financial year ended 31 December 2005 based on the financial reports of the Company, its subsidiaries and jointly controlled entity prepared under International Financial Reporting Standards ("IFRS") was RMB1,066,421,000, and net profit attributable to shareholders of the Company for the financial year ended 31 December 2005 based on the financial reports of the Company, its subsidiaries and jointly controlled entity prepared under PRC Accounting Standards and Regulations ("PRC GAAP") was RMB1,014,976,000. The Company shall transfer 10% of its net profit attributable to shareholders for 2005 as shown in the accounts prepared under PRC GAAP (i.e. an amount of RMB101,497,000) to the statutory surplus reserve, and transfer 5% of its net profit attributable to shareholders for 2005 as shown in the accounts under PRC GAAP (i.e. an amount of RMB50,748,000) to the statutory public welfare fund. As disclosed in the Company's 2005 annual results announcement dated 24 March 2006, the Board of Directors of the Company recommended the payment of a final dividend of RMB0.065 per share (including tax) for the financial year ended 31 December 2005, totalling approximately RMB391,370,470.

2. Report of the Independent Non-executive Directors

The Company's A shares are listed on Shanghai Stock Exchange of the PRC. The report of the Independent Non-executive Directors of the Company for the year 2005 is prepared in compliance with relevant and applicable PRC regulatory requirements, and will be proposed for approval by the Company's shareholders at the AGM as required under such requirements. The report is available on the website of the Shanghai Stock Exchange of the PRC at http://www.sse.com.cn.

3. Eligibility of attending the AGM and payment of dividends

Shareholders of the Company's H shares whose names appear on the Company's register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 25 April 2006 ("Registered H Shareholders") are entitled to the Company's final dividends for 2005, and are eligible to attend the AGM conditional upon completion of the necessary registration procedures.

Final dividends payable to the shareholders of domestic shares will be declared and paid in Renminbi, while dividends payable to shareholders of H shares will be declared in Renminbi and paid in Hong Kong dollars (calculated based on the arithmetic average of the closing exchange rate of Renminbi to Hong Kong dollars published by the People's Bank of China over the calendar week prior to Friday, 26 May 2006). The dividends will be paid on Thursday, 22 June 2006, subject to the approval of the Profit Distribution Proposal of the Company for the year 2005 at the AGM.

4. Closure of H share register of members

For the convening of the AGM and the payment of the final dividends for 2005, in respect of shareholders of H shares, the Company's H share register of members will be closed from Wednesday, 26 April 2006 to Friday, 26 May 2006, both days inclusive, during which period no transfer of the Company's H shares will be effected. In order to be entitled to the Company's final dividends for 2005 and/or attend the AGM, shareholders of the Company's H shares are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, 25 April 2006.

5. Registration procedures for attending the AGM

(1) Shareholders who are entitled to and who intend to attend the AGM are required to deliver the completed and signed written reply slip to the Secretarial Office of the Board of Directors of the Company on or before Thursday, 4 May 2006. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered H Shareholders who intend to attend the AGM shall also deliver copies of their instruments of transfer and the relevant share certificates to the Secretarial Office of the Board of Directors of the Company on or before Thursday, 4 May 2006.

(2) Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the AGM, and shall issue copies or facsimile copies of admission cards for attending the AGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

6. Proxies

(1) Any shareholder who is entitled to attend the AGM is entitled to appoint one or more proxies to attend and vote at the AGM on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "Proxy Form") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by shareholder who is entitled to attend the AGM or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a shareholder, the power of attorney or other documents of authorization authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of shareholders of the Company's domestic shares, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Board of Directors of the Company not less than 24 hours before the time designated for convening the AGM. In respect of Registered H Shareholders, the notarised power of attorney or other documents of authorization and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the AGM.

7. Procedure to demand a poll

Pursuant to articles 75 to 77 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

8. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The AGM is expected to take half a day. Shareholders attending the AGM shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the contact details of the Secretarial Office of the Board of Directors of the Company are as follows:

No. 14, Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86531-8236 6222
Fax No.: 86531-8236 6090 / 8236 6091

(4) The address and contact details of Hong Kong Registrars Limited are as follows:

Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990/852-2529 6087

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

股東周年大會通告

茲通告華電國際電力股份有限公司(「本公司」)董事會決定於二零零六年五月二十六日(星期五)上午十時於中華人民共和國(「中國」)北京市宣武區菜園街1號北京中環假日酒店舉行本公司二零零五年度股東周年大會，屆時提交會議審議之決議案如下：

普通決議案

1. 審議及批准《公司二零零五年度董事會報告》。
2. 審議及批准《公司二零零五年度監事會報告》。
3. 審議及批准《公司二零零五年度財務報告》。
4. 審議及批准《公司二零零五年度利潤分配方案》。(附註一)
5. 審議及批准續聘畢馬威會計師事務所和畢馬威華振會計師事務所為本公司截至二零零六年十二月三十一日止財政年度之國際及境內核數師，並授權本公司董事會決定其酬金。
6. 審議及批准本公司二零零五年度獨立非執行董事述職報告。(附註二)

承董事會命
華電國際電力股份有限公司
周連青
公司秘書

於本通告日期，本公司董事會由下列董事組成：賀 恭(董事長)、陳飛虎(副董事長)、朱崇利(副董事長)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)、胡元木(獨立非執行董事)。

中華人民共和國•山東
二零零六年四月十日

附註：

一、 本公司二零零五年度利潤分配方案

二零零五年度經畢馬威會計師事務所及畢馬威華振會計師事務所審計，本公司、附屬公司和合營企業按國際財務報告準則編制的截至二零零五年十二月三十一日止財政年度財務報告的股東應佔淨利潤為人民幣1,066,421千元，按中國會計準則編制的截至二零零五年十二月三十一日止財政年度財務報告的股東應佔淨利潤為人民幣1,014,976千元。按照國內會計報告所呈列的二零零五年度股東應佔淨利潤提取10%的法定公積金(即人民幣101,497千元)和5%的法定公益金(即人民幣50,748千元)；誠如日期為二零零六年三月二十四日本公司的二零零五年全年業績公告所披露，本公司董事會建議派發二零零五年度末期股息每股人民幣0.065元(含稅)，合計人民幣391,370.47千元。

二、 獨立非執行董事述職報告

本公司A股在中國上海証券交易所上市。二零零五年本公司獨立非執行董事述職報告乃遵照中國有關及適用的監管規定而編制，並根據該等規定提呈股東周年大會批准。述職報告可在中國上海證券交易所的網站http://www.sse.com.cn上閱覽。

三、 出席股東周年大會的資格及股息派發事宜

於二零零六年四月二十五日(星期二)辦公時間結束時，名列香港證券登記有限公司保存本公司股東名冊上的本公司H股股東(「H股註冊股東」)將獲派發本公司二零零五年度末期股息，並於完成必須的登記手續的前提下有權出席本公司二零零五年度股東周年大會(「股東周年大會」)。

末期股息之內資股股息以人民幣派發和支付；H股股息以人民幣宣派，以港幣支付(此值將按二零零六年五月二十六日(星期五)之前的一個星期中國人民銀行公佈的人民幣兌換港幣收市匯率的平均值計算)。在《公司二零零五年度利潤分配方案》獲得股東周年大會審議通過的前提下，股息派發日期為二零零六年六月二十二日(星期四)。

四、 暫停H股股份登記

為了配合召開股東周年大會和派發二零零五年度末期股息的安排，就H股股東而言，本公司將於二零零六年四月二十六日(星期三)至二零零六年五月二十六日(星期五)(包括首尾兩天)期間暫停辦理H股股東名冊過戶手續，在該期間不登記H股股份轉讓。本公司H股股東如欲獲派發二零零五年度末期股息和／或出席股東周年大會必須將過戶文件及有關股票憑證在二零零六年四月二十五日(星期二)下午四時前送達本公司H股的股份登記公司，即位於香港灣仔皇后大道東183號合和中心17樓1712至1716室的香港證券登記有限公司，方有權獲派發末期股息及出席股東周年大會。

五、 參加股東周年大會的登記手續

(1) 有權出席股東周年大會的本公司股東，如欲出席股東周年大會，必須在二零零六年五月四日(星期四)或該日前將已填妥及簽署之書面確認回覆送達本公司董事會秘書室。該書面回覆請採用本通告隨附的「出席確認回執」或其複印件。擬出席股東周年大會的H股註冊股東，除前述要求外，必須在二零零六年五月四日(星期四)或該日前將其過戶文件副本及有關股票憑證副本送達本公司董事會秘書室。

(2) 股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加股東周年大會的登記程序，並以郵遞或傳真方式發出股東周年大會入場證副本或傳真副本。股東或其代表在參加股東周年大會時，可以用副本交換股東周年大會入場證正本。

六、 股東代理人

(1) 有權出席股東周年大會的股東有權通過填妥本通告隨附的「股東周年大會適用的代表委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席股東周年大會及投票。代理人不必為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由有權出席股東周年大會的股東或由其以書面形式正式授權的委託人簽署。如委任書由股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2) 就內資股股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於股東周年大會指定的舉行時間前二十四小時送達本公司董事會秘書室方為有效。就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於股東周年大會指定的舉行時間前二十四小時送達香港證券登記有限公司方為有效。

七、 要求進行表決的手續

根據公司章程第75至77條，於本公司的任何股東大會上，決議案須以舉手的方式表決，除非下列人士在舉手表決以前或以後，要求以投票方式表決：

(一) 會議主席；

(二) 至少兩名有投票權的股東，親自出席或者以代理人出席；或者

(三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東(包括其股東代理人)擁有兩票或以上的表決權，不必把所有表決權以同樣方式表決。

八、 其他事項

(1) 每位本公司股東(或其股東代理人)在股東周年大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 股東周年大會會期預計半天，參加股東周年大會的股東的交通及食宿費自理。

(3) 本公司的註冊地址及本公司董事會秘書室之聯絡資料如下：

中華人民共和國山東省濟南市經三路十四號
電話：86531-8236 6222
傳真：86531-8236 6090/8236 6091

(4) 香港證券登記有限公司的地址及聯絡資料如下：

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
POWER GENERATION IN THE FIRST QUARTER OF 2006

華電國際電力股份有限公司Huadian Power International Corporation Limited* (the "Company") announces its power generation conditions in the first quarter of 2006 in accordance with relevant PRC laws and regulations.

This announcement is issued in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As of the first quarter ended 31st March, 2006, electricity generated by the Company's operating power plants amounted to an aggregate of 11,691 million kWh on the same consolidation basis as the Company's consolidated financial statements, representing a decrease of 0.75% over the corresponding period in 2005. Electricity generated by Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company") and Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company"), in which the Company has a 50% and 40% equity interest, respectively, amounted to 1,133 million kWh and 791 million kWh, respectively, during the first quarter of 2006,

The decrease in power generation of the Company was mainly attributable to the decreased average utilization hours and increased repair and maintenance of power capacity in the first quarter of 2006 as compared to the corresponding period in 2005.

The power generation conditions of each power plant / company of the Company for the first quarter of 2006 (in 100 million kWh) are as follows:

Power Plants / Companies	**1st quarter of 2006**
Zouxian Plant	31.13
Shiliquan Plant	16.26
Laicheng Plant	15.05
Huadian Qingdao Power Company Limited ("Qingdao Company")	12.07
Huadian Weifang Power Generation Company Limited ("Weifang Company")	8.59
Huadian Zibo Power Company Limited ("Zibo Company")	6.63
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	3.44
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	5.04
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	18.69
Total power generation of the Group *(Note)*	116.91
Zhongning Company	11.33
Chizhou Company	7.91

Note: Electricity generated by all of the Group's power plants/companies was 100% accounted for and on consolidated basis (the electricity generated by Zhongning Company and Chizhou Company is not included in the total power generation of the Group). The increase in the total investment and enlargement of the share capital of Weifang Company have been completed and the change of business registration has been effected. Currently, the Company is interested in 45% of the share capital, and has acquired actual control, of Weifang Company. Accordingly, the consolidation basis of the electricity generated by Weifang Company in the first quarter of 2006 has been adjusted, corresponding to the change of consolidation basis of the Company's financial statements, from 30% to 100%.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*
Zhou Lianqing
Company Secretary

As at the date of this announcement, the directors of the Company are: He Gong (Chairman), Chen Feihu (Vice Chairman), Zhu Chongli (Vice Chairman), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director), Hu Yuanmu (Independent non-executive Director).

Shandong, the PRC
12th April, 2006

* *for identification only*

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED *

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

海外監管公告
二零零六年第一季度發電量完成情況

華電國際電力股份有限公司(「公司」)根據中國有關法律法規宣佈二零零六年第一季度發電量完成情況。

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而作出。

截至二零零六年三月三十一日的第一季度，公司各運營電廠按合併財務報表口徑累計發電量116.91億千瓦時，比去年同期降低了0.75%。公司擁有50%權益的寧夏英力特中寧發電有限公司(「中寧公司」)第一季度發電量完成11.33億千瓦時，公司擁有40%權益的安徽池州九華發電有限公司(「池州公司」)第一季度完成發電量7.91億千瓦時。

公司發電量降低的主要原因是公司第一季度機組平均利用小時有所下降及機組檢修容量比去年同期有所增加。

公司所屬各運營電廠/公司二零零六年第一季度各自發電量(億千瓦時)分別為：

電廠/公司名稱	**二零零六年第一季度**
鄒縣發電廠	31.13
十里泉發電廠	16.26
萊城發電廠	15.05
華電青島發電有限公司(「青島公司」)	12.07
華電濰坊發電有限公司(「濰坊公司」)	8.59
華電淄博熱電有限公司(「淄博公司」)	6.63
華電章丘發電有限公司(「章丘公司」)	3.44
華電滕州新源熱電有限公司(「滕州公司」)	5.04
四川廣安發電有限責任公司(「廣安公司」)	18.69
本集團總計 *(註)*	116.91
中寧公司	11.33
池州公司	7.91

註： 本集團總計中，所有電廠/公司均按照100%併入。(本集團總計中不含中寧公司和池州公司)
目前，本公司對濰坊公司進行增資擴股完成，並於變更工商登記手續後，持有其45%的權益，並取得其控制權。因此，濰坊公司二零零六年一季度發電量的合併口徑(因應合併財務報表口徑的變化)發生變化，由30%改為100%合併。

承董事會命
華電國際電力股份有限公司
公司秘書
周連青

於本公告日期，公司董事：賀 恭(董事長)、陳飛虎(副董事長)、朱崇利(副董事長)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)、胡元木(獨立非執行董事)

中國 • 山東
二零零六年四月十二日

* *僅供識別*